County Bancorp, Inc.

860 North Rapids Road

Manitowoc, Wisconsin 54221-0700

January 13, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Michael R. Clampitt

RE:	County Bancorp, Inc. – Request for Acceleration of Effectiveness

Registration Statement on Form S-1

File No. 333-200081

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C under the Securities Act of 1933, as amended, the undersigned, on behalf of County Bancorp, Inc. (the “Company”), hereby requests acceleration of the effectiveness of the above-referenced Registration Statement to 12:00 p.m. (noon), Washington, D.C. time, on January 15, 2015, or as soon thereafter as is practicable.

In requesting acceleration as described above, the undersigned, on behalf of the Company, acknowledges the following:

1.	Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We ask that you please contact the Company’s outside counsel, John Reichert of Godfrey & Kahn, S.C., at (414) 287-9674, to inform him as soon as possible after the above-referenced Registration Statement has been declared effective.

[Signature page follows]

Securities and Exchange Commission

January 13, 2015

Very truly yours,

COUNTY BANCORP, INC.

/s/ Mark A. Miller
Mark A. Miller
Secretary

[Signature page to Acceleration Request Letter]